EXHIBIT 21

SUBSIDIARIES OF HOOPER HOLMES, INC.

Subsidiary Name	State of Incorporation	Business Name
Heritage Labs International, LLC	Kansas	Heritage Labs International, LLC
Hooper Distribution Services, LLC	New Jersey	Hooper Distribution Services, LLC
Hooper Information Services, Inc.	New Jersey	Hooper Information Services, Inc.
Mid-America Agency Services, Inc.	Nebraska	Mid-America Agency Services, Inc.
TEG Enterprises, Inc.	Nebraska	TEG Enterprises, Inc.